

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Mr. Lee Shavel
Chief Financial Officer and Executive Vice President, Corporate Strategy
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

> **Re:**   **The NASDAQ OMX Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 0-32651**

Dear Mr. Shavel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2013

Notes to Consolidated Financial Statements, page F-9

4. Acquisitions and Divesture, page F-20

1.   Please tell us how you calculated the purchase consideration associated with the contingently issuable shares of NASDAQ OMX common stock. Please also clarify and disclose in future filings how you intend to account for any changes in the fair value of this consideration prior to resolution of the contingency, as well as the revenue targets that must be achieved to trigger the annual issuances of stock. We refer to ASC 805-30-35-1.

<u>Pro Forma Results and Acquisition-related Costs, page F-25</u>

2. Please tell us how you determined that such acquisitions of TR Corporate Solutions and eSpeed were both individually and in the aggregate not material to your financial results, given your disclosure on page 73 that management has considered these transactions material to the results of operations, cash flows and financial position from the date of the acquisitions through December 31, 2013. In addition, please tell us how your current disclosures comply with ASC 805-10-50-2h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant